Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,

	2006	2005	2004

	(U.S. Dollars in thousands)

Earnings:
Income (loss) from continuing operations (including dividends from less than 50% owned affiliates) before income taxes, equity in earnings of affiliates, and minority interests	$(1,028)	$(8,517)	$(33,467)
Fixed charges	5,154	5,257	4,880

Earnings (insufficient earning to cover fixed charges)	$4,126	$(3,260)	$(28,587)

Fixed charges:
Interest	$5,134	$5,257	$4,880
Amortization of debentures expenses	20	--	--

Fixed charges	$5,154	$5,257	$4,880

Ratio of earnings (deficit) to fixed charges	0.80:1	(0.62:1)	(5.86:1)